Jeremy D. Franklin Vice President, Assoiate General Counsel 8500 Andrew Carnegie Blvd. Charlotte, NC 28262 T 704.988.4101 jeremy.franklin@nuveen.com

August 27, 2020

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Certain Financial Reports of the TIAA-CREF Funds (File Nos. 333-76651 and 811-09301)

Dear Mr. Ellington:

On behalf of the TIAA-CREF Funds (the “Registrant” or the “Trust”), we are responding to certain comments received from you telephonically on July 23, 2020 and August 24, 2020 based on your review of the following financial reports of the Registrant (collectively, the “Reports”): (i) the March 31, 2019 Annual Report for the TIAA-CREF Real Estate Securities Fund; (ii) the May 31, 2019 Annual Reports for the TIAA-CREF Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds; and (iii) the March 31, 2020 Annual Reports for the TIAA-CREF Fixed-Income Funds (collectively with the TIAA-CREF Real Estate Securities, Lifecycle, Lifecycle Index, Lifestyle and Managed Allocation Funds, the “Funds”).

You asked us to respond to these comments via a correspondence filing on EDGAR within 30 days of receipt of the comments. This response supersedes in its entirety the response filed by the Registrant on EDGAR on August 21, 2020. Set forth below are responses to the staff’s comments on these Reports.

1.                   With respect to the line graphs that are required to be included in the Reports by Item 27(b)(7)(ii) of Form N-1A, Instruction 1(d) to that Item requires that the line graphs be based on a Fund’s required minimum initial investment if that amount exceeds $10,000. The staff notes that the Institutional Class shares of the Funds appear to have a $2 million initial investment minimum, and so all Funds that include Institutional Class shares in that graph should each base their graph on that minimum initial investment amount.

To the extent any such line graph is based on the Institutional Class shares of a Fund, the Registrant will ensure that it is based on the initial investment minimum of the Institutional Class of such Fund. The Registrant anticipates that this change will be implemented for all financial reports with a fiscal period ending on or after December 31, 2020.

2.                   With respect to any money market funds, when disclosing the maturity date of investments required by Article 12-12 of Regulation S-X, please confirm that a fund’s Schedule of Investments

Kenneth Ellington

August 27, 2020

provides the date when the fund is unconditionally permitted to demand repayment (the demand date). Please reference Audit Risk Alert 2010/11 regarding this issue, and consider disclosing this information in a footnote to the applicable Schedule of Investments.

During the relevant period, the TIAA-CREF Money Market Fund did not invest in any securities where the Fund was unconditionally permitted to demand repayment, and as a result the Registrant did not have any demand dates to disclose in the Report for the Fund. If the Fund does invest in any such securities in the future, the Registrant will disclose the applicable demand date and include a related footnote to the Fund’s Schedule of Investments.

3.                   With respect to the TIAA-CREF High-Yield Fund, securities identified as Level 3 in the Form N-PORT filed on May 28, 2020 do not appear to match the securities identified as Level 3 in the Schedule of Investments included in the Fund’s N-CSR filed on the same date. Please explain.

The Registrant has reviewed the Form N-PORT and Form N-CSR that were each filed on May 28, 2020 for the TIAA-CREF High-Yield Fund (respectively, the “Form N-Port Filing” and the “Form N-CSR Filing”). The total value of Level 3 securities identified in the Form N-PORT Filing matches to the total value of Level 3 securities provided in the ASC 820 Table in the Notes to Financial Statements of the Annual Report for the period ended March 31, 2020 included in the Form N-CSR Filing. In addition, each security identified on the N-PORT Filing as being Level 3 was also identified on the full Schedule of Investments included with the Form N-CSR Filing. The Registrant respectfully does not believe that there was a discrepancy between the filings with respect to securities identified as being Level 3.

4.                   Please update the waiver disclosure for the underlying funds of the Lifecycle and Lifecycle Index Funds to state that certain expenses allocable to Class W of the underlying funds that are being waived will be reallocated to the Lifecycle and Lifecycle Index Funds. Please ensure this language is updated throughout the disclosure documents for the underlying funds of the Lifecycle and Lifecycle Index Funds.

The Registrant will review the existing waiver disclosure in the financial reports and other disclosure documents for the underlying funds of the Lifecycle and Lifecycle Index Funds and consider adding the requested or substantially similar disclosure in future filings.

* * * *

Kenneth Ellington

August 27, 2020

If you have any questions, please do not hesitate to call me at (704) 988-4101.

Very truly yours,

/s/ Jeremy D. Franklin

Jeremy D. Franklin

cc:	Rachael Zufall, Managing Director & Associate General Counsel
John McCann, Managing Director & Associate General Counsel
John Cheshire, Assistant Vice President Financial Reporting, Fund Administration
Nichelle Ryder, Financial Reporting Manager, Fund Administration